ARIDIS PHARMACEUTICALS, INC.

5941 Optical Ct.

San Jose, CA 95138

 September 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Rolf Sundwall
Kevin Vaughn

Re:	Aridis Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed April 8, 2020
File No. 001-38630

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Aridis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 20, 2020 (“Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 (the “Form 10-K”).

For the convenience of the Staff, the comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

6. Collaboration, Development and License Agreements

Cystic Fibrosis Foundation Development Agreement, page F-26

1. Please address the following regarding your response to our prior comment four:

• Please explain to us your rationale for using the total grant award of approximately $7.5 million as the transaction price in your calculation of maximum revenue that can be recognized through the end of the reporting period where it appears some portion of that $7.5 million has been constrained. In this regard, you disclose on page 14 of your Form 10-Q for the period ended June 30, 2020 that approximately $3.8 million of remaining milestones have been constrained as of June 30, 2020.

• Clearly identify the nature of the constraint on this consideration and how you will determine the constraint has been removed.

• Tell us and revise your future disclosure to more clearly explain the nature of the milestones and how their achievement is determined.

RESPONSE:

Bullet 1 – In order to understand the rationale for the methodology employed, we believe it is important to summarize the key aspects relating to the development program and related milestones. The Company received an award from the Cystic Fibrosis Foundation (“CFF”), or the Development Program Letter Agreement (the “Agreement”), for a total grant amount of approximately $7.5 million. The overall purpose of the Development Program is to develop an inhalable, broad spectrum therapy to improve lung function in CF patients based on the potent anti-infective property of gallium citrate.

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Under the Agreement, the CFF will make milestone payments to the Company as certain milestones defined in the Agreement are met. The milestones under the Agreement are development-based milestones related to pre-clinical and clinical research activities. The achievement of these milestones is determined by the completion of the milestone activities and, if applicable, review and approval of the achievement by the CFF Data Safety Monitoring Board. Each development-based milestone payment has specific criteria that needs to be met. Examples include, but are not limited to, the completion of certain study activities and approval to move to the next activity, dosing of certain patients in a clinical study, and issuance of the final clinical study report approved by the CFF. Each successive milestone builds on top of the last one and is required before the next milestone can begin; not achieving a milestone eliminates the amount of both revenues earned and costs incurred related to future milestones from that point onwards. In some instances, the relevant information that allows the Company to conclude that the milestone has been achieved or is probable of being achieved, is not known until final data is received at the end of the respective clinical study activity in the clinical trial process.

The Company determined that the CFF Agreement is within the scope of ASC 606 and that the clinical research activities are considered one performance obligation to be recognized over time. Based on the nature of the single performance obligation, the Company concluded that the input (cost-to-cost) method is the most appropriate method to measure progress and recognize revenue under the Agreement. At the inception of the Agreement, considering the significant uncertainty related to the successful completion of the development program, the Company concluded that the milestones were variable consideration and that it was not probable that the Company would collect any of the milestone payments or complete the program. Therefore, at the inception of the Agreement, all the milestone payments in the transaction price were subject to the variable consideration constraint and were fully constrained, resulting in the transaction price being zero at inception. Accordingly, the Company constrains the amount of revenue recognized under the input cost method (i.e. percentage of completion method) to milestones that have been achieved, or are likely to be achieved, to date.

The Company updates its assessment of the transaction price and progress of the development program, in light of milestones achieved or to be achieved, at each reporting date, and per the Staff’s request, its rationale for using the total grant award of $7.5 million in this assessment is as follows below. For clarification purposes, the total grant award of $7.5 million is not the transaction price due to the transaction price being subject to the variable consideration constraint at each reporting date (further discussed below in the second bullet of this response):

•	At the end of each reporting period, the Company re-measures its progress toward completing the single performance obligation, which is to be satisfied over time. The Company’s performance of the research and development activities result in the creation of various data points, information pools, and reports which are considered a work-in-progress asset leading up to the eventual development of the product. At the inception of the Agreement, the Company estimated the total costs expected to be incurred during the development program term. The progress towards the completion of the development program is best assessed through efforts/costs incurred by the Company. As such, the Company uses the input (cost-to-cost) method to recognize revenue under the Agreement. Therefore, the Company accumulates the total costs incurred under the Agreement through the end of the reporting period. The total costs incurred on the program through the end of the reporting period divided by the total expected cost of the program results in the percentage of completion of the program through the end of the reporting period. The percentage of completion is multiplied by the total value of the grant award (i.e. approximately $7.5 million), which results in the maximum revenue from the grant that can be recognized through the end of the reporting period. To further clarify, the estimated total costs used to calculate the percentage complete (i.e. the denominator), include the estimated total costs of the entire project, including the work related to the constrained milestones, yielding a percentage that assumes all milestones will be completed. However, the completion of the work related to the constrained milestones is not yet considered probable, as each future milestone’s completion is dependent on the results of each of the preceding milestones, and as such, this percentage complete does not correlate only to the unconstrained milestones. Therefore, in order to properly recognize revenue and reflect the economics of the performance to date, the constraint needs to be applied after using this percentage complete to calculate the maximum amount of revenue for the overall project to date, that would not be subject to reversal in the future (see next bullet of this response).

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•	The Company updates its assessment and the transaction price subject to the variable consideration constraint at each reporting date. The Company performs an assessment of the probability of achieving the next milestone which includes managements’ estimate of the probability and timing of when the next milestone will be achieved. This assessment results in the determination of the constraint related to the total variable consideration earned under the input (cost to cost) method, through the end of each reporting period and results in an amount limited to the total value of the milestones achieved or that were probable of being achieved, using the most likely amount method, through the end of the reporting period.

•	The Company’s assessment has consistently resulted in the total maximum revenue from the grant that can be recognized through the end of the reporting period (performed as described above in the first bullet of this response, in which the Company re-measures its progress toward completing the single performance obligation) being higher than the cumulative amount of milestones achieved or probable of being achieved through the end of the reporting period.

•	Therefore, the total cumulative revenue recognized at the end of the reporting period is the variable consideration (i.e. total milestone amounts) that are no longer “constrained” and which are considered probable that a significant reversal of revenue will not result in the future. To further clarify, at each reporting period, the cumulative amount of revenue recognized is not probable of significant reversal in the future, based on the agreed upon terms of the Agreement. For example, if the next milestone per the Agreement is not met and the work is stopped at that point, the Company is not required to refund the consideration paid to date, and therefore, there would be no reversal of revenue in the future.

To further clarify, if we had calculated the percentage complete including the costs related only to the unconstrained milestones in the denominator, at each reporting period, the revenue recognized would have been the same as what we have calculated using this methodology. For example, at June 30, 2020, the work related only to the unconstrained milestones was 100% complete. The transaction price at that date was equal to the unconstrained milestone payments, which is the amount of cumulative revenue recorded as of that date.

Furthermore, we have considered that with certain long-term contracts with variable consideration, the constraint may be applied first to determine the transaction price, to then multiply against the percentage complete.  However, these are situations where the work to be performed is probable of being performed and therefore the costs are fixed.  That is not the case with our contract, as explained above.  In addition, as part of developing the conclusion with respect to application of ASC 606 to this contract, the Company considered that since the contract has one performance obligation, which is not a series, and the project costs are variable based on the achievement of the development-based milestones, management did not believe analogy to a typical contractor’s performance bonus structure would apply.  Therefore, we believe the methodology we have employed produces the proper amount of revenue to recognize under the principles of ASC 606, giving consideration to the facts and circumstances, and the terms of the contract.

As of June 30, 2020, the Company determined that the cumulative revenue recognized was approximately $3.7 million, of which all payments have been received by the Company through the date of this letter, and approximately $3.8 million of remaining milestones have been constrained as of June 30, 2020. To summarize, our rationale for the methodology employed to calculate revenue for each reporting period, is based on the underlying principles of ASC 606, which require revenue to be recognized based on the faithful depiction of our progress towards completion of the performance obligation, including estimating the constraint on variable consideration. Our methodology produces the amount of cumulative revenue to be recognized based on the progress completed to date, that is not probable of significant reversal of revenue in the future.

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Bullet 2 – It was determined at inception of the Agreement that the milestone payments are variable consideration that are estimated and included in the transaction price subject to the variable consideration constraint. Therefore, the nature of the constraint is that the development-based milestones have not been achieved or are not probable of being achieved, and therefore, the Company cannot be certain that a significant reversal of revenue will not result in the future. At every reporting period, the Company evaluates the individual facts and circumstances of the development-based milestone to assess whether the revenue attributable to the remaining milestones should be constrained. The constraint assessment by the Company includes an analysis of the key judgements and consideration used for each milestone which include, but are not limited to, the nature and amount of work to be performed, if the work is subject to the approval of the CFF, clinical data and uncertainty with regards to the results of the clinical studies, and the probability of successful clinical study activities. The constraint will be removed once the Company achieves the development-based milestone or has determined that there is probable completion of the development-based milestone, and has concluded that it is not probable that revenue attributable to the development-based milestone will result in a significant reversal in the future.

Bullet 3 - The milestones under the Agreement are development-based milestones related to pre-clinical and clinical research activities. Each development-based milestone payment has specific criteria that needs to be met. Examples include, but are not limited to, the completion of certain study activities and approval to move to the next activity, dosing of certain patients in a clinical study, and issuance of the final clinical study report approved by the CFF. The realization of, or recognition of revenue associated with the milestones is determined by the completion of the milestones and, if applicable, review and approval of the achievement by the CFF Data Safety Monitoring Board.

In response to the Staff’s comment, the Company proposes to include the following additional clarifying disclosure in the Notes to Consolidated Financial Statements, 6. Development and License Agreements, Cystic Fibrosis Foundation Development Agreement section in future filings:

The milestones under the CFF Agreement are development-based milestones related to pre-clinical and clinical research activities and the realization of, or recognition of revenue associated with the milestones are determined by the completion of the milestones and, if applicable, review and approval of the achievement by the CFF. Each development-based milestone payment has specific criteria that needs to be met and some examples include, the completion of certain study activities and approval to move to the next activity, At every reporting period, the Company evaluates the individual facts and circumstances of the development-based milestone to assess whether the revenue attributable to the remaining milestones should be constrained. The constraint assessment by the Company includes an analysis of the key judgements and consideration used for each milestone which include, but are not limited to, the nature and amount of work to be performed, if the work is subject to the approval of the CFF, clinical data and uncertainty with regards to the results of the clinical studies, and the probability of successful clinical studies. The constraint will be removed once the Company achieves the development-based milestone or has determined that there is probable completion of the development-based milestone, and has concluded that it is not probable that revenue attributable to the development-based milestone will result in a significant reversal in the future.

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Should you have any further questions or comments, please do not hesitate to contact me at (650) 279-5388.

Sincerely,
Aridis Pharmaceuticals, Inc.

/s/Michael A. Nazak

Michael A. Nazak
Chief Financial Officer
cc: Dr. Vu Truong, CEO

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Aridis Pharmaceuticals, Inc.

Jeffrey Fessler, Esq.
Sheppard, Mullin, Richter & Hampton LLP

Brenda Verduzco, Assurance Services Shareholder
Mayer Hoffman McCann P.C.

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